Exhibit 99.1

14 FEBRUARY 2025

Notice convening the Extraordinary General Meeting of Shareholders of

Coincheck Group N.V.

to be held on 10 March 2025 at 10:00 a.m. CET

Coincheck Group N.V. (the “Company”) invites its shareholders to its Extraordinary General Meeting (the “EGM”), which will be held at 10:00 a.m. CET on 10 March 2025.

The meeting will be held at the offices of De Brauw Blackstone Westbroek, Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands.

Shareholders should regularly check www.coincheckgroup.com for updates in relation to the EGM.

Agenda

1.	Opening

2.	Board authorizations

a.	Authorization of the board for a period of eighteen months starting 10 March 2025 to issue up to 25,000,000 ordinary shares and/or grant rights to subscribe for such shares (the “Issuance Authorization”) (voting item)

b.	Authorization of the board for a period of eighteen months starting 10 March 2025 to restrict or exclude pre-emptive rights accruing to shareholders in connection with issuances of ordinary shares and/or grants of rights to subscribe for such shares pursuant to the Issuance Authorization (the “Pre-Emptive Rights Authorization”) (voting item)

3.	Appointment of KPMG Accountants N.V. as the external auditor of the Company’s Dutch statutory annual accounts for the fiscal year ending 31 March 2025 (voting item)

4.	Closing of the meeting

Documentation

The agenda with the explanatory notes thereto, as well as any other meeting documents (the “EGM Documents”) can be found at www.coincheckgroup.com. These documents can also be requested by shareholders and other persons entitled to attend the EGM via CoincheckIR@icrinc.com and will then be sent electronically. The EGM Documents can also be obtained at the Company’s offices located at Apollolaan 151, 1077 AR Amsterdam, the Netherlands. For any other questions relating to the (organization of the) EGM, shareholders and other persons entitled to attend the EGM can contact CoincheckIR@icrinc.com.

Attendance and voting

All shareholders as of the close of business on 10 February 2025 (the “Record Date”) are entitled to attend and/or vote at the EGM. The procedure for voting and attendance depends on the way the person holds its shares in the Company as set out hereinafter.

Beneficial Owners: persons who hold ordinary shares through a bank, broker, financial institution or other financial intermediary on the Record Date are regarded as “Beneficial Owners”.

1.	Proxy voting: Beneficial Owners who wish to vote by proxy should follow the instructions and use the voting instrument provided by the bank, broker, financial institution or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure are recommended to contact such institution for further information.

2.	Attendance: Beneficial Owners who wish to attend the EGM in person must notify the Company of their intention to attend the EGM by sending notice to that effect to the Company’s email address CoincheckIR@icrinc.com no later than on 5 March 2025, 5:00 p.m. CET. Beneficial Owners must enclose with their attendance notice (i) proof of beneficial ownership of their shares as of the Record Date, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Registered Shareholders: shareholders registered directly in the shareholder register or with the Company’s transfer agent on the Record Date are regarded as “Registered Shareholders”.

1.	Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the proxy card that has been made available on the Company’s website as part of the EGM Documents.

2.	Attendance: Registered Shareholders who wish to attend the EGM must notify the Company by sending notice to that effect to the Company’s email address CoincheckIR@icrinc.com no later than on 5 March 2025, 5:00 p.m. CET.

Persons wishing to attend the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The board of Coincheck Group N.V.

Amsterdam, 14 February 2025